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                                                          EXHIBIT 99.2
BCP A DELAWARE LIMITED PARTNERSHIP
BORDEN CHEMICALS and PLASTICS
OPERATING LIMITED PARTNERSHIP
BCP Management, Inc., General Partner                   NEWS


CONTACT:        Marshall Owens          FOR IMMEDIATE RELEASE
                (504) 673-0671          October 27, 1994



                         BCP CHALLENGES EPA FINDINGS



        GEISMAR, Louisiana -- Borden Chemicals and Plastics Operating Limited Partnership (BCP) today charged the Environmental Protection Agency (EPA) with making "retroactive changes" in hazardous waste regulations that violate the "basic concepts of fairness and due process."
        "It is simply wrong to allow a federal agency to retroactively change the rules on what constitutes hazardous waste and then attempt to punish a business because it was not in compliance before the rules were changed," said Wayne Leonard, BCP's vice president and general manager.
        BCP claims it is being sued by EPA because it relied on the legal determination of hazardous waste, as confirmed by the Louisiana Department of Environmental Quality (DEQ), at the time it began shipping catalyst off-site for processing and reuse. The central issue in the lawsuit is what constitutes - or does not constitute - hazardous waste.


                                    -more-


          P.O. BOX 427, GEISMAR, LA 70734 * TELEPHONE (504) 673-6121


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        When BCP began shipping the partially-depleted catalyst back to the manufacturer for processing, Leonard said it was costing BCP four times as much as it would have to dispose of it as waste material. "We didn't ship the material to be processed beause it was cheaper," Leonard said, "we did it because we felt it was the proper thing to do for the environment."
        In 1993, DEQ confirmed that the catalyst was not a hazardous waste.
And even though DEQ is the EPA's delegated agent in Louisiana for administering the hazardous waste program, EPA disagreed with the state agency.
        On May 5, 1994, BCP filed suit in federal court against EPA asking for a declaratory judgment to uphold DEQ's decision. After the lawsuit was filed and after BCP ceased shipments to the manufacturer, DEQ abruptly reversed itself. BCP's lawsuit against the EPA is still pending.
        "No industry in America should be asked to comply with regulations that can be changed retroactively and without notice," Leonard said.
        EPA also claims that a more than $20 million program under which BCP agreed to remediate contaminated shallow groundwater (not used for household purposes) is inadequate even though the program was approved by DEQ in 1985. BCP says management is not aware of evidence that the groundwater or hazardous waste issues addressed by EPA in its lawsuit have resulted in any contamination or injury in the the neighboring community. In fact, the evidence is to the contrary based on DEQ and other independendent potable water surveys.
        The EPA's lawsuit was filed more than two years after EPA conducted a "multi-media" inspection of the BCP facility in Geismar and seven years after EPA made its initial review of the issues.
        BCP employs approximately 700 workers in the Geismar area.

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BCP A DELAWARE LIMITED PARTNERSHIP
BORDEN CHEMICALS and PLASTICS
OPERATING LIMITED PARTNERSHIP
BCP Management, Inc., General Partner


MEDIA STATEMENT

                         BCP CHALLENGES EPA FINDINGS


    Wayne Leonard, vice president and general manager of Borden Chemicals and Plastics, issued the following statement today regarding the lawsuit filed against BCP by the Department of Justice on behalf of the U.S. Environmental Protection Agency.

    For additional information, please contact Marshall Owens, BCP's director of manufacturing, at 504-673-0671.

The lawsuit filed against BCP by the Environmental Protection Agency today constitutes a retroactive change in regulations that violates basic concepts of fairness and due process.

We are being sued because we relied in good faith on the government's definition of hazardous waste in effect at the time we took action.

We are being sued after complying with reasonable interpretations of all applicable regulations and spending more than $20 million on environmental cleanup programs. And, management is not aware of evidence that the groundwater or hazardous waste issues addressed by EPA in its lawsuit have resulted in contamination or injury in the neighboring community. In fact, the evidence is to the contrary based on DEQ and other independent potable water surveys.

At issue in the lawsuit is what constitutes - or does not constitute - hazardous waste.

In 1993, the Louisiana Department of Environmental Quality (DEQ) confirmed that the partially-depleted mercuric chloride catalyst we were shipping back to the manufacturer for processing was not a hazardous waste. And even though DEQ is the EPA's delegated agent in Louisiana for administering the hazardous waste program, EPA disagreed with the state agency.


          P.O. BOX 427, GEISMAR, LA 70734 * TELEPHONE (504) 673-6121


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Page two/Leonard

On May 5, 1994, we filed suit in federal court against EPA asking for a declaratory judgment to uphold DEQ's decision. After the lawsuit was filed and after BCP ceased shipments to the manufacturer, DEQ abruptly reversed itself. This reversal was contrary to facts established in the record before DEQ. We believe penalties are unwarranted here because the EPA's own director of the Office of Solid Waste has said that "the regulatory language is not as clear as we would like it to be." BCP's lawsuit against the EPA is still pending.

No industry in America should be asked to comply with regulations that can be changed retroactively and without notice.

The EPA's charge that our reprocessing activities somehow gave us an unfair competitive advantage is incorrect. When BCP began shipping catalyst back to the manufacturer for processing, it was costing us four times as much as it would have to bury it in a landfilll. We didn't ship the material to be processed because it was cheaper, we did it because we felt like it was the proper thing to do for the environment.

The EPA's lawsuit was filed more that two years after EPA conducted a "multi-media" inspection of the BCP facility in Geismar. And the EPA has been well aware of many issues addressed in its lawsuit for at least seven years.

Over the past several months, we have negotiated with the EPA in good faith and we have made every reasonable effort to resolve our differences, but to no avail.

At this point, we intend to vigorously defend the action and pursue our legal rights to the ful extent of the law.

If the EPA wants to redefine what it considers to be waste, it should follow the legal procedures required for all federal agencies and the redefinition should apply only to future activities.

It is simply wrong to allow a federal agency to retroactively change the rules on what constitutes hazardous waste and then atempt to punish a business because it was not in compliance before the rules were changed.

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